Exhibit 99
VERAMARK TECHNOLOGIES, INC.
Schedule II — Valuation and Qualifying Accounts
Allowance for Doubtful Accounts
Years Ended December 31, 2010, 2009, and 2008

Column A	Column B	Column C	Column D	Column E
	Balance at		Accounts	Balance at
	Beginning of	Charged to Costs	Written Off	End of
Year Ended	Year	and Expenses	(Recovered)	Year

2010	$24,000	(167,965)	176,965	$33,000

2009	$30,000	(4,738)	(1,262)	$24,000

2008	$30,000	(1,207)	1,207	$30,000